Exhibit 5.4

Boundary Hall Cricket Square P.O. Box 2578 Grand Cayman KY1-1103 Cayman Islands phone +1 (345) 945 0617 www.paget-brown.com

May 31 ,2013

Meritor, Inc.
2135 West Maple Road
Troy, Michigan 48084-7186

Ladies and Gentlemen:

Re:	Subsidiary Guaranty made as of May 31, 2013 by Arvin Cayman Islands, Ltd., and Meritor Cayman Islands, Ltd., as Initial Guarantors, in favour of The Bank of New York Mellon Trust Company, N.A., as Trustee

     We are Cayman Islands counsel to Arvin Cayman Islands, Ltd. and Meritor Cayman Islands Ltd., each an exempted company incorporated in the Cayman Islands (together the “Cayman Islands Guarantors”), and we are delivering this opinion in connection with the Subsidiary Guaranty dated as of May 31, 2013, executed by each of the Cayman Islands Guarantors in favour of The Bank of New York Mellon Trust Company, N.A., as Trustee (the “Subsidiary Guaranty”), in connection with the execution, delivery, issuance and sale of US$275,000,000 aggregate principal amount of 6 3/4% Notes due 2021 (the "Notes") of Meritor, Inc. (the "Company") in an underwritten public offering of the Notes pursuant to an Underwriting Agreement dated as of May 28, 2013 among the Company, the Cayman Islands Guarantors, such other subsidiary guarantors and the underwriters named therein (the "Underwriting Agreement") and the Company's Registration Statement on Form S-3 (Registration Statement No. 333-179405), as amended, filed with the Securities and Exchange Commission under the Securities Act of 1933, as amended.

          In that connection, we have examined the originals, or copies certified to our satisfaction, of the following documents:

(a)	The Underwriting Agreement;

(b)	the Subsidiary Guaranty;

(c)	the certificate of incorporation, the memorandum of association and the articles of association of each of the Cayman Islands Guarantors;

(d)	a certificate of good standing of each of the Cayman Islands Guarantors issued by the Cayman Islands Registrar of Companies; and

(e)	the resolutions of the board of directors of each of the Cayman Islands Guarantors authorising the execution of the Subsidiary Guaranty, as certified by the Assistant Secretary of each of the Cayman Islands Guarantors, dated May 28, 2013 (the “Secretary’s Certificate”);

          As to questions of fact material, we have, when relevant facts were not independently established by us, relied upon the Secretary’s Certificates.

PAGET-BROWN	2

     The following opinions are given only as to circumstances existing on the date hereof and known to us and as to the laws of the Cayman Islands as the same are in force at the date hereof. In giving this opinion we have relied upon the accuracy of the Secretary’s Certificates without further verification and have relied on the following assumptions, which we have not independently verified:

(1)	The due authorisation, execution and delivery of the Underwriting Agreement and Subsidiary Guaranty by all parties other than the Cayman Islands Guarantors;

(2)	that the Underwriting Agreement and the Subsidiary Guaranty constitutes the legal, valid, binding and enforceable obligations against all relevant parties in accordance with the terms under the governing law provision, namely the laws of New York, United States of America;

(3)	that the Subsidiary Guaranty is entered into for bona fide commercial reasons by each of the parties thereto with a valid rationale and without the purpose of defrauding any third parties or governmental authority or to circumvent the laws or regulations of any jurisdiction.

(4)	that the choice of the laws of New York and the submission by the parties to the non-exclusive jurisdiction of any United States Federal or New York State Court sitting in New York, New York, has been made in good faith and not with the intent to avoid the mandatory provision of some other law having a closer connection to the transactions and would be regarded as a valid and binding selection and submission which will be upheld as a matter of the laws of New York;

(5)	the genuineness of all documents, the authenticity of the signatures and the conformity of all copies submitted to me with the originals thereof;

(6)	the power, authority and legal right of all parties under all relevant laws and regulations (other than the Cayman Islands Guarantors and other than the laws and regulations of the Cayman Islands) to enter into, execute and perform their respective obligations under the Subsidiary Guaranty;

(7)	that there are no agreements or arrangements between any of the parties to the Underwriting Agreement and the Subsidiary Guaranty or any third parties which modify or supersede the terms of the Underwriting Agreement and the Subsidiary Guaranty and that the Subsidiary Guaranty represents and contains the entirety of the transactions entered into by the parties to the Subsidiary Guaranty in or in connection with the transactions contemplated thereby;

(8)	that there are no other agreement, undertaking, understandings, representation or warranty (oral or written) and on other arrangement (whether legal binding or not) between or among any of the parties to the Underwriting Agreement or Subsidiary Guarantee or third parties that would modify, release, terminate, subordinate the terms of the Underwriting Agreement or the Subsidiary Guaranty; and

(9)	that there is nothing under any law, other than the laws of the Cayman Islands, which would or might affect the opinions hereinafter appearing; specifically we have made no independent investigation of the laws of New York.

PAGET-BROWN	3

         Based upon the foregoing, we are of the following opinion: Each of the Cayman Islands Guarantors has the power, authority and legal right (a) to execute and deliver the Subsidiary Guaranty and any other documentation relating to the Subsidiary Guaranty that it is required by the Subsidiary Guaranty to deliver; (b) to perform its obligations under the Subsidiary Guaranty; and (c) has taken all necessary actions to authorize such execution, delivery and performance.

         Except as specifically stated herein, we make no comment with regard to any warranties or representations made by either of the Cayman Islands Guarantors in the Subsidiary Guaranty or otherwise or with regard to the financial or commercial terms of transactions evidenced by the Subsidiary Guaranty.

         This opinion is solely limited to those matters of Cayman Islands’ law stated herein and we assume no responsibility to update this opinion. We express no opinion on any laws other than the laws of the Cayman Islands. We have not reviewed either of the Cayman Islands Guarantors’ financial statements and this opinion does not constitute any representation, express or implied, regarding the financial condition of either of the Cayman Islands Guarantors.

         We hereby consent to the filing of this opinion as an Exhibit to a Current Report on Form 8K to be filed by the Company.

PAGET-BROWN

/s/ Ian Paget-Brown
By Ian Paget-Brown (Director)